Dated May 9, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-177917

Relating to Preliminary Prospectus Dated May 9, 2013

BIOAMBER INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed (1) to advise you of the availability of a revised preliminary prospectus, dated May 9, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 18 to the Registration Statement on Form S-1 (File No. 333-177917) of BioAmber Inc., as filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2013 (as so amended, the “Registration Statement”), related to the Company’s proposed offer and sale of units, shares of its common stock, par value $0.01 per share, and warrants to purchase common stock (2) to provide you with a hyperlink to the current version of the Registration Statement and (3) to advise you of the revisions reflected in the Revised Preliminary Prospectus.

This free writing prospectus relates only to the securities described in the Registration Statement and should be read together with the Revised Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 12 of the Revised Preliminary Prospectus.

The Registration Statement, including the Revised Preliminary Prospectus, can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1534287/000119312513208995/0001193125-13-208995-index.htm

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus or the Revised Preliminary Prospectus. Any representation to the contrary is a criminal offense.

Cover Page

The cover page of the preliminary prospectus in the Registration Statement has been replaced in its entirety with the following:

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED May 9, 2013.

8,000,000 Units

This is the initial public offering of units, consisting of one share of our common stock and one warrant to purchase half of one share of our common stock at an exercise price of $11.00 per whole share of common stock. Prior to this offering, there has been no public market for our units, common stock or warrants. The initial public offering price is expected to be between $10.00 and $12.00 per unit. Our units have been approved for listing on the New York Stock Exchange, where they will trade under the symbol “BIOAU.” The common stock and warrants comprising the units have also been approved for listing on the New York Stock Exchange and will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option under the symbols “BIOA” and “BIOAWS”, respectively.

We also intend to list our common stock on the Professional Segment of NYSE Euronext in Paris under the symbol “BIOA.”

The underwriters have an option to purchase a maximum of 1,200,000 additional units from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

BioAmber Inc. is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our securities involves risks. See “Risk Factors” on page 12.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to BioAmber
Per Unit	$	$	$
Total	$	$	$

(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

Delivery of the units will be made on or about                 , 2013.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Société Générale

Corporate and Investment Banking

Barclays

Pacific Crest Securities

Prospectus dated                     , 2013.

Revised Proposed Terms of the Initial Public Offering

The following is a summary of the revised proposed terms of the offering set forth in the Revised Preliminary Prospectus:

The Offering

Securities offered by us	8,000,000 units, each unit consisting of one share of common stock and one warrant to purchase half of one share of common stock. Each warrant will be exercisable during the period commencing on August , 2013 and ending at 5:30 p.m. on May , 2017 at an exercise price of $11.00 per whole share of common stock.

Common stock to be outstanding after this offering	18,412,815 shares (including shares underlying the units).

Option to purchase additional units	The underwriters have an option to purchase a maximum of 1,200,000 additional units from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We intend to use the net proceeds from this offering, together with existing cash resources and borrowings under our proposed credit facility with Hercules Technology Growth Capital and its affiliates and assignees, or HTGC, to construct the initial phase of our planned facility in Sarnia, Ontario and for working capital and other general corporate purposes, including certain interest and principal payments as they come due under the proposed credit facility with HTGC. See the section entitled “Use of Proceeds.”

Trading commencement and separation of common stock and warrants	The units will begin trading on or promptly after the date of this prospectus. The common stock and warrants comprising the units will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option, at which time trading of the units will be suspended and the units will be de-listed.

Listing	Our units, common stock and warrants have each been approved for listing on the New York Stock Exchange under the symbols “BIOAU,” “BIOA” and “BIOAWS,” respectively. We also intend to list our common stock on the Professional Segment of NYSE Euronext in Paris under the symbol “BIOA.” See the section entitled “Description of Securities—Listing” for additional information about the listing of our securities.

Risk factors	You should read carefully the section entitled “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our securities.

The number of shares of our common stock to be outstanding after this offering is based on 10,412,815 shares of our common stock outstanding as of December 31, 2012, which gives effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders (see note 23 to our consolidated financial statements), and excludes:

•	2,072,000 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2012 at a weighted average exercise price of $10.89 per share;

•	1,457,855 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted average exercise price of $2.70 per share;

•	49,000 shares of our common stock reserved as of December 31, 2012 for future issuance under our 2008 Stock Incentive Plan;

•

2,761,922 shares of our common stock reserved for future issuance under our 2013 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive and Director Compensation—2013 Stock Option and Incentive Plan;” and

•	4,000,000 shares of common stock issuable upon the exercise of the warrants that are part of the units to be sold in this offering.

Except as otherwise indicated, all information in this prospectus is as of December 31, 2012 and reflects or assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws, which will occur in connection with the consummation of the offering;

•	a 35-for-1 forward stock split of our outstanding common stock which became effective on May 2, 2013; and

•	no exercise by the underwriters of their option to purchase up to an additional 1,200,000 units from us in this offering.

Capitalization

The information in the Registration Statement under the caption “Capitalization” has been replaced in its entirety with the following:

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2012:

•	on an actual basis;

•

on an adjusted basis to give effect to (i) the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders pursuant to a Termination and Release Agreement; (ii) our sale in this offering of 8,000,000 units, each comprising one share of common stock and one warrant to purchase half of one share of common stock, at an assumed initial public offering price of $11.00 per unit, which represents the mid-point of the estimated price range set forth on the cover page of the prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and

•

on a pro forma as adjusted basis to give effect to (i) the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders pursuant to a Termination and Release Agreement; (ii) our sale in this offering of 8,000,000 units, each comprising one share of common stock and one warrant to purchase half of one share of common stock, at an assumed initial public offering price of $11.00 per unit, which represents the mid-point of the estimated price range set forth on the cover page of the prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us; and (iv) the receipt of up to $25.0 million less financing fees of approximately $0.70 million from Hercules Technology Growth Capital and its affiliates and assignees, or HTGC, subsequent to the closing of this offering. The proposed terms of this credit facility, including the conditions that must be met prior to the closing of the credit facility, are set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

You should read this table in conjunction with the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price, the closing of the offering made hereby and other terms of the offering determined at pricing.

	As of December 31, 2012
	Actual	Adjusted(1)	Pro Forma As Adjusted
	(In thousands, except share and per share data)
Cash(2)	$25,072	$104,272	$128,572

Long-term debt, including current portion(3)	2,600	2,600	27,600
Warrants (financial liability)(4)	—	18,967	18,967
Stockholders’ equity:
Common stock: $0.01 par value per share; 17,500,000 authorized and 10,349,815 issued and outstanding, actual; 250,000,000 authorized and 18,412,815 issued and outstanding, as adjusted	104	184	184
Preferred stock: $0.01 par value per share; zero shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, zero shares issued or outstanding, as adjusted	—	—	—
Additional paid-in capital	113,781	174,806	174,806
Warrants (equity)	3,075	3,075	3,075
Accumulated deficit	(81,826)	(82,698)	(82,698)
Accumulated other comprehensive income (loss)	(95)	(95)	(95)
Non-controlling interest	2,759	2,759	2,759

Total stockholders’ equity(5)	37,798	98,031	98,031

Total capitalization	$40,398	$119,598	$144,598

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $11.00 per unit would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $7.4 million, $5.7 million and $7.4 million, respectively, assuming the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Similarly, an increase or decrease of 1.0 million units from the expected number of units to be sold in this offering, assuming no change in the assumed initial public offering price per unit, would increase or decrease, respectively, the amount of cash, additional paid-in capital and total capitalization by approximately $10.2 million, $7.9 million and $10.2 million, respectively, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	As of February 28, 2013, our cash was approximately $19.6 million. The decrease was primarily due to operating expenses and was partially offset by receipt of approximately $0.2 million in additional governmental loans in the period between December 31, 2012 and February 28, 2013.
(3)	We expect our long-term debt to increase as we draw down on governmental loans related to our planned facility in Sarnia. As of February 28, 2013, long-term debt, including current portion was approximately $2.7 million. The increase was primarily due to receipt of additional governmental loans. See “Business—Manufacturing Operations—Governmental Grants and Loans Related to Sarnia Facility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

(4)	The fair value of the warrants being issued in this offering have been classified as a financial liability as a result of their characteristics, in accordance with FASB ASC 815. See the section entitled “Description of Securities—Warrants Being Issued in this Offering” for additional information about the warrants. The value of the warrants being issued in this offering were determined using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	0.54%
Expected life	4 years
Volatility	56.06%
Expected dividend yield	0%
Forfeiture rate	0%

(5)	As of February 28, 2013, total stockholders’ equity was approximately $33.2 million. The decrease from December 31, 2012 is primarily related to a net operating loss of approximately $5.2 million during the period from January 1, 2013 through February 28, 2013.

The number of shares of our common stock to be outstanding after this offering is based on 10,412,815 shares of our common stock outstanding as of December 31, 2012, which gives effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders (see note 23 to our consolidated financial statements), and excludes:

•	2,072,000 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2012 at a weighted average exercise price of $10.89 per share;

•	1,457,855 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted average exercise price of $2.70 per share;

•	49,000 shares of our common stock reserved as of December 31, 2012 for future issuance under our 2008 Stock Incentive Plan;

•

2,761,922 shares of our common stock reserved for future issuance under our 2013 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive and Director Compensation—2013 Stock Option and Incentive Plan;” and

•	4,000,000 shares of common stock issuable upon the exercise of the warrants that are part of the units to be sold in this offering.

Dilution

The information in the Registration Statement under the caption “Dilution” has been replaced in its entirety with the following:

DILUTION

We are selling 8,000,000 units in this offering, each comprising one share of common stock and one warrant to purchase half of one share of common stock, at an assumed initial public offering price of $11.00 per unit, which is the mid-point of the price range set forth on the cover page of this prospectus. If you invest in our common stock and warrants, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and exercise price per warrant in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. Dilution results from the fact that the initial public offering price is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

Our historical net tangible book value as of December 31, 2012, was approximately $24.1 million, or $2.33 per share, based on 10,349,815 shares of common stock outstanding as of December 31, 2012. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of issued and outstanding shares of our common stock. Our pro forma net tangible book value as of December 31, 2012 was approximately $24.0 million, or approximately $2.30 per share, based on 10,412,815 shares of common stock issued and outstanding after giving effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders pursuant to a Termination and Release Agreement (see note 23 to our consolidated financial statements).

After giving effect to our sale of 8,000,000 units at an assumed initial public offering price of $11.00 per unit, which represents the mid-point of the estimated price range set forth on the cover of the prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2012 would have been $4.58 per share. This represents an immediate increase in pro forma net tangible book value per share of $2.28 to existing stockholders and immediate dilution in pro forma net tangible book value of $6.42 per share to new investors purchasing our common stock and warrants in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price paid by a new investor. The following table illustrates the per share dilution without giving effect to the option granted to the underwriters:

Assumed initial public offering price per unit(1)		$11.00
Pro forma net tangible book value per share as of December 31, 2012	$2.30
Increase per share attributable to new investors	2.28

Pro forma net tangible book value per share after this offering		4.58

Dilution per share to new investors		$6.42

(1)	The mid-point of the estimated price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per unit (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.31 per share and the dilution in pro forma per share to investors participating in this offering by approximately $0.69 per share, assuming that the number of units offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million unit increase (decrease) in the number of units offered by us, as set forth on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $0.17 per share and the dilution in pro forma per share to investors participating in this offering by approximately $0.17 per share, assuming the assumed initial public offering price of $11.00 per unit (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional units in this offering, the pro forma as adjusted net tangible book value will increase to $93.7 million representing an immediate increase to existing stockholders of $0.20 per share and an immediate dilution of $0.20 per share to new investors participating in this offering.

The following table summarizes as of December 31, 2012, the number of shares of our common stock purchased or to be purchased from us, the total cash consideration paid or to be paid to us and the average price per share paid or to be paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $11.00 per unit, which represents the mid-point of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors participating in this offering will pay an average price per share lower than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price per Share
(In thousands except share and average price per share numbers)	Number	Percent	Amount	Percent
Existing stockholders	10,412,815	57%	$100,162	59%	$9.62
New investors	8,000,000	43%	69,033	41%	8.63

Total	18,412,815	100%	$169,195	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per unit (the mid-point of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid for shares of our common stock by new investors, total consideration paid for shares of our common stock by all stockholders and the average price per share paid by all stockholders by approximately $6.3 million, $6.3 million and $0.34 per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover of this prospectus, would increase (decrease) the total consideration paid for shares of our common stock by new investors, total consideration paid for shares of our common stock by all stockholders and the average price per share paid by all stockholders by approximately $8.6 million, $8.6 million and $0.03 per share, respectively, assuming the assumed initial public offering price of $11.00 per unit (the mid-point of the price range set forth on the cover of this prospectus) remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase 1,200,000 additional units in this offering, the percentage of shares of our common stock held by existing stockholders will be reduced to 53% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 9,200,000, or 47% of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on 10,412,815 shares of our common stock outstanding as of December 31, 2012, which gives effect to the release of 63,000 shares of our common stock and the forfeiture of 7,000 shares of our common stock in exchange for $140,000, which were held in escrow on behalf of Sinoven’s selling shareholders (see note 23 to our consolidated financial statements), and exclude:

•	2,072,000 shares of our common stock issuable upon exercise of outstanding stock options as of December 31, 2012 at a weighted average exercise price of $10.89 per share;

•	1,457,855 shares of common stock issuable upon the exercise of outstanding warrants as of December 31, 2012 at a weighted average exercise price of $2.70 per share;

•	49,000 shares of our common stock reserved as of December 31, 2012 for future issuance under our 2008 Stock Incentive Plan;

•

2,761,922 shares of our common stock reserved for future issuance under our 2013 Stock Option and Incentive Plan, which will become effective upon the completion of this offering, as more fully described in “Executive and Director Compensation —2013 Stock Option and Incentive Plan;” and

•	4,000,000 shares of common stock issuable upon the exercise of the warrants that are part of the units to be sold in this offering.

To the extent that outstanding stock options, warrants or other equity awards are exercised or become vested or any additional options, warrants or other equity awards are granted and exercised or become vested or other issuances of shares of our common stock are made, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Description of Securities

The information in the Registration Statement under the caption “Description of Securities” has been replaced in its entirety with the following:

DESCRIPTION OF SECURITIES

Upon the completion of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, and there will be 18,412,815 shares of common stock outstanding and no shares of preferred stock outstanding. As of March 31, 2013, we had approximately 158 record holders of our capital stock. In general, stockholders may hold shares of common stock either in direct registered or in street name. Upon completion of this offering, options to purchase 2,072,000 shares of our common stock will be outstanding.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect amendments to our amended and restated certificate of incorporation and amended and restated by-laws that will become effective immediately prior to the closing of this offering.

Units

Each unit is comprised of one share of common stock and one warrant to purchase half of one share of common stock at an exercise price of $11.00 per whole share of common stock. The units will begin trading on or promptly after the date of this prospectus. The common stock and warrants comprising the units will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option, at which time trading of the units will be suspended and the units will be de-listed.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. There are no sinking fund provisions applicable to our common stock. The shares of common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “—Antitakeover Effects of Delaware Law, Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and French Law Takeover Regulations” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Warrants Being Issued in this Offering

The material terms and provisions of the warrants being issued in this offering are summarized below. The following description is subject to, and qualified in its entirety by, the form of common stock purchase warrant, which will be filed as an exhibit to the registration statement, of which this prospectus is a part. You should review a copy of the form of common stock purchase warrant for a complete description of the terms and conditions applicable to the warrants.

Term. The warrants are exercisable during the period beginning on August     , 2013 and ending at 5:30 P.M. on May     , 2017. The term can also be extended by us at our sole discretion.

Anti-Dilution Protection. The warrants contain full ratchet anti-dilution protection upon the issuance of any common stock, securities convertible into common stock or certain other issuances at a price below the then-existing exercise price of the warrants, with certain exceptions. The terms of the warrants, including these anti-dilution protections, may make it difficult for us to raise additional capital at prevailing market terms in the future.

Exercise Price. The exercise price of the warrants is $11.00 per whole share of common stock. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, stock issuances, reclassifications or similar events affecting our common stock, as well as the anti-dilution protection described above. The exercise price can also be lowered by us at our sole discretion.

Exercisability. Holders may exercise the warrants beginning on August     , 2013 and at any time during the applicable term of the warrant. The warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise.

No Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price of the warrant or round up to the next whole share.

Transferability. Subject to applicable laws and the restriction on transfer set forth in the warrant, the warrant may be transferred at the option of the holder upon surrender of the warrant to us together with the appropriate instruments of transfer.

Authorized Shares. During the period the warrants are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the warrants upon the exercise of the warrants.

Exchange Listing. The warrants are a part of the units being sold in this offering. Each unit is comprised of one share of common stock and one warrant to purchase half of one share of common stock. The units will begin trading on or promptly after the date of this prospectus on NYSE under the symbol “BIOAU.” The warrants have also been approved for listing on NYSE and will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option under the symbol “BIOAWS” at which time trading of the units will be suspended and the units will be de-listed.

Fundamental Transactions. In the event of any fundamental transaction, as described in the warrants and generally including any merger with or into another entity, sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our common stock, then upon any subsequent exercise of a warrant the holder shall have the right to receive as alternative consideration, for each share of our common stock that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of common stock of the successor or acquiring corporation or of BioAmber, if it is the surviving corporation, and any additional consideration receivable upon or as a result of such transaction by a holder of the number of shares of our common stock for which the warrant is exercisable immediately prior to such event. In addition, in the event of a fundamental transaction in which the amount of the alternate consideration is less than the exercise price of the warrant, then we or any successor entity shall pay at the holder’s option, exercisable at any time concurrently with or within ninety (90) days after the consummation of the fundamental transaction, an amount of cash equal to the value of the warrant as determined in accordance with the Black Scholes option pricing model.

Right as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holders of the warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their warrants.

Waivers and Amendments. Any term of the warrants issued in the offering may be amended or waived with our written consent and the written consent of holders representing 66 2/3% of the shares of common stock issuable upon exercise of the warrants then outstanding. The foregoing notwithstanding, we may extend the termination date and reduce the exercise price without the consent of the holders.

Enforceability of Rights by Holders of Warrants. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “—Antitakeover Effects of Delaware Law, Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws—Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and French Law Takeover Regulations—Undesignated preferred stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Outstanding Warrants

        As of December 31, 2012, warrants to purchase 474,950 shares of our common stock at an exercise price of $1.07, warrants to purchase 620,060 shares of our common stock at an exercise price of $1.43 per share, warrants to purchase 268,100 shares of our common stock at an exercise price of $5.74 per share, and warrants to purchase 94,745 shares of our common stock at an exercise price of $10.55 per share were outstanding. Some of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on a the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the heading “—Registration Rights” below.

Registration Rights

The holders of an aggregate of 8,488,213 shares of our common stock, including shares of common stock issuable upon exercise of warrants that are in existence prior to the date of this offering, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act for resale to the public. These shares are referred to as registrable securities. All of these rights are provided under the terms of our amended and restated shareholders’ agreement between us and the holders of these shares, and include demand registration rights, piggyback registration rights and Form S-3 and Form F-3 registration rights, in each case as described below.

Demand Registration Rights

At any time after 180 days from the effective date of this offering, subject to certain limitations, the holders of a majority of the registrable then outstanding (the “initiating holders”) have the right to demand that we file a registration statement covering the registration of at least 10% of the registrable securities then outstanding and having an aggregate price to the public of not less than $15.0 million. We will not be required to effect a registration if (1) we have effected three registrations that have been declared effective and have remained effective until the holders have completed the distribution related thereto, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our stockholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the demand request from the holders and (3) the initiating holders propose to dispose of registrable securities that are immediately registrable on Form S-3 or Form F-3, as applicable.

Piggyback Registration Rights

Subject to certain limitations, if at any time we file a registration statement for a public offering of any of our securities, other than a registration statement relating to our employee benefit plan, a corporate reorganization or other transaction under Rule 145 of the Securities Act, the holders of registrable securities will have the right to include all or any part of their registrable securities in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement to an amount not below 20% of the total number of shares included in the registration statement.

Form S-3 and Form F-3 Registration Rights

At any time after we become eligible to file a registration statement on Form S-3 or Form F-3, any holder or holders of registrable securities for which a Form S-3 or Form F-3 is available may require us to file such a registration statement having an aggregate price to the public of not less than $1.0 million. We are not obligated to file more than two Form S-3 or Form F-3 registration statements in any twelve-month period. In addition, we will not be obligated to effect a registration if (1) a Form S-3 or Form F-3, as applicable, is not available for such offering by the holder or holders, (2) our board of directors, in its reasonable judgment, determines that it would be detrimental to us and our stockholders for such registration statement to be effected at such time, in which case we have the right to defer such filing for up to 90 days following receipt of the Form S-3 or Form F-3 demand request from the holder or holders and (3) with respect to a particular jurisdiction, we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

Registration Expenses

We are generally required to bear the expenses of all registrations, including the expense of a single special counsel to the holders of each registration not to exceed $75,000 per registration. However, we will not be required to pay for underwriting discounts and commissions or expenses in connection with the exercise of demand and piggyback registration rights if the request is subsequently withdrawn by the holders of a majority of the registrable securities, subject to limited exceptions.

Antitakeover Effects of Delaware Law, Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and French Law Takeover Regulations

Certain provisions of the Delaware General Corporation Law and of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•

before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Provisions of Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws to be in effect upon completion of this offering will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies. In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders. Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders. Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our amended and restated by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements. Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Adjournment of stockholders meetings. Our amended and restated by-laws give the presiding officer at the stockholders’ meeting the authority to reschedule or adjourn such meeting if: no quorum is present for the transaction of business; the board determines that an adjournment is necessary or appropriate to enable the stockholders to consider fully information which the board determines has not been made sufficiently or timely available to stockholders; or the board determines that adjournment is otherwise in the best interests of the company. This limit may lengthen the amount of time required to take stockholder actions.

Amendment to certificate of incorporation and by-laws. As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability, the exclusive jurisdiction of Delaware courts and the amendment of our amended and restated certificate of incorporation or our amended and restated by-laws must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock. Our amended and restated certificate of incorporation provides for authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Squeeze-Out Provisions

Section 253 of the Delaware General Corporation Law authorizes the board of directors of a Delaware corporation that owns 90% or more of each of the outstanding classes of stock of a subsidiary that are entitled to vote on a merger to merge the subsidiary into itself without any requirement for action to be taken by the board of directors or the stockholders of the subsidiary.

Exclusive Jurisdiction of Delaware Courts

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to the company or the company’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or our amended and restated by-laws, or (4) any action asserting a claim against our company or any of our directors or officers governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

French Law Takeover Regulations

In the event we also list shares of our common stock on NYSE Euronext Paris, we expect to be subject to certain takeover regulations of the Autorité des marchés financiers, or the AMF, which is the securities regulatory authority in France. Pursuant to Article 231-1 of the AMF General Regulation, the AMF may apply its takeover rules, except for those governing standing market offers, buyout offers with squeeze-outs, and squeeze-outs, to takeovers for securities issued by companies such as ours whose registered offices are not in the European Economic Area.

Transfer Agent and Registrar

The transfer agent and registrar for our units, common stock and warrants is Computershare Trust Company, N.A.

Paying Agent

The paying agent, for purposes of any shares that trade on NYSE Euronext Paris in connection with our intended listing on that exchange, will be BNP Paribas Securities Services.

Listing

The units, each comprising one share of common stock and one warrant to purchase half of one share of common stock, have been approved for listing on the New York Stock Exchange, or NYSE, under the symbol “BIOAU.” The units will begin trading on or promptly after the date of this prospectus. The common stock and warrants comprising the units have also been approved for listing on NYSE and will begin trading separately on the first trading day following the expiration of the underwriters’ 30-day over-allotment option under the symbols “BIOA” and “BIOAWS,” respectively, at which time trading of the units will be suspended and the units will be de-listed. We also intend to list our common stock on the Professional Segment of NYSE Euronext Paris, or NYSE Euronext Paris, under the symbol “BIOA.” If we list our common stock on NYSE Euronext Paris, our common stock may trade simultaneously in U.S. dollars on NYSE and in Euros on NYSE Euronext Paris. NYSE and NYSE Euronext Paris are part of the NYSE Euronext group. The intended dual listing of our common stock reflects our global focus and is intended to promote additional liquidity for our investors and provide greater access to our common stock among fund managers in Europe who may be required to invest in Euro-zone markets or currencies only. Our listing on NYSE Euronext Paris would be on the Professional Segment of that market, which would be primarily restricted to qualified investors within the meaning of French law. An investor other than a qualified investor could also purchase our common stock on the Professional Segment of NYSE Euronext Paris under certain conditions.

Tax Considerations

The information in the Registration Statement under the caption “Tax Considerations” has been replaced in its entirety with the following:

TAX CONSIDERATIONS

This section summarizes the material United States federal income and estate tax considerations relating to the purchase, ownership and disposition of common stock and warrants by a U.S holder and a non-U.S. holder (each as defined below) and certain United States and French tax considerations specifically applicable to holders that are resident in France and that are holders of common stock. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder and administrative rulings and judicial decisions, and French tax law, all as currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the United States Internal Revenue Service, or the IRS, or French taxing authorities might interpret the existing authorities differently. In either case, the tax considerations of purchasing, owning or disposing of common stock or warrants could differ from those described below.

Except where noted, this summary deals only with common stock and warrants held as capital assets and does not represent a detailed description of the U.S. federal income tax considerations applicable to a shareholder that is subject to special treatment under U.S. federal income tax laws, including: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Internal Revenue Code; a trader in securities that has elected the mark-to-market method of accounting; a United States expatriate; a “controlled foreign corporation;” a “passive foreign investment company;” a corporation that accumulates earnings to avoid United States federal income tax; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that is an investor in a pass-through entity; or a United States person whose “functional currency” is not the U.S. dollar.

If a partnership holds common stock or warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock or warrants should consult its own tax advisors.

INVESTORS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF COMMON STOCK OR WARRANTS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Certain U.S. Federal Income Tax Considerations for U.S. Holders of Common Stock and Warrants

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock or warrants that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Investment Unit

The common stock and warrants should be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and one warrant to acquire one half of one share of our common stock. For U.S. federal income tax purposes, the purchase price paid for each unit will be allocated between the shares of common stock and the warrants based on their respective relative fair market values. This allocation will be based upon our determination of the relative values of the warrants and of our common stock, which we will complete following the closing of the offering. This allocation is binding on you unless you explicitly disclose in a statement attached to your timely filed U.S. federal income tax return for the tax year that includes your acquisition date of the unit that your allocation of the purchase price is different than our allocation. This allocation is not binding, however, on the IRS or the courts. Prospective investors are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in a unit, and the allocation of the purchase price paid for a unit.

Dividends on our Common Stock

Distributions with respect to common stock, if any, will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits would be treated as a return of the holder’s tax basis in its common stock and then as gain from the sale or exchange of the common stock. Under current law, if certain requirements are met, a maximum 20% U.S. federal income tax rate will apply to any dividends paid to a holder of common stock who is a U.S. individual.

Distributions to U.S. holders that are corporate shareholders, constituting dividends for U.S. federal income tax purposes, may qualify for the 70% dividends received deduction, or DRD, which is generally available to corporate shareholders that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation. A U.S. holder that is a corporate shareholder holding 20% or more of the distributing corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied.

Sale of Common Stock or Warrants

A U.S. holder of common stock or warrants will generally recognize gain or loss on the taxable sale, exchange, or other disposition of such stock or warrants in an amount equal to the difference between such U.S. holder’s amount realized on the sale and its tax basis in the common stock or warrants sold. A U.S. holder’s amount realized should equal the amount of cash and the fair market value of any property received in consideration of its stock or warrants. The gain or loss should be capital gain or loss and should be long-term capital gain or loss if the common stock or warrants are held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. holder is subject to a maximum 20% U.S. federal income tax rate.

Exercise or Lapse of Warrants

Except with respect to cash in lieu of a fractional share, upon the exercise of a warrant, a U.S. holder generally will not recognize gain or loss and will have a tax basis in the common stock received equal to the U.S. holder’s tax basis in the warrant, plus the exercise price of the warrant less any portion of the tax basis attributable to receipt of cash in lieu of a fractional share. The holding period for the common stock purchased pursuant to the exercise of a warrant will begin on the date following the date of exercise and will not include the period during which the U.S. holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. holder will recognize a capital loss in an amount equal to its tax basis in the warrant. Such loss will be long-term capital loss if the warrant has been held for more than one year as of the date the warrant lapsed. The deductibility of capital losses is subject to certain limitations.

Your receipt of cash in lieu of a fractional share of common stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in the recognition of capital gain or loss equal to the difference between the amount of cash received and your adjusted federal income tax basis in the warrant that is allocable to the fractional share you are deemed to have received. However, such capital gain or loss should not duplicate any gain or loss that is otherwise recognized with respect to the exercise of such warrant.

Certain U.S. Federal Income and Estate Tax Considerations for Non-U.S. Holders of Common Stock and Warrants

For purposes of this summary, a “non-U.S. holder” is any holder (other than a partnership) that is not a U.S. holder.

Investment Unit

The common stock and warrants should be treated for U.S. federal income tax purposes as an investment unit consisting of one share of our common stock and one warrant to acquire half of one share of our common stock. For U.S. federal income tax purposes, the purchase price paid for each unit will be allocated between the shares of common stock and the warrants based on their respective relative fair market values.

Dividends on our Common Stock

We do not expect to declare or pay any distributions on our common stock in the foreseeable future. If we do make any distributions on shares of our common stock, however, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock or Warrants.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing to us or our paying agent an IRS Form W-8BEN or appropriate successor form (which generally remains valid for three years, after which time a new properly completed and executed IRS Form W-8BEN must be provided to us or our paying agent). If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a non-U.S. holder is eligible for a reduced rate of United States federal withholding tax under an income tax treaty, such non-U.S. holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, as defined under the Code, net of certain deductions and credits, subject to any applicable income tax treaty providing otherwise. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Sale of Common Stock or Warrants

Non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock or warrants unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, the gain is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States, in which case the special rules described below apply;

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met, in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules would apply to a sale, exchange or other disposition of common stock or warrants if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if our interests in United States real estate comprised at least half of the fair market value of our assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we are or become a USRPHC, as long as our common stock is regularly traded on an established securities market, then only a non-U.S. holder that actually or constructively owns more than 5% of our outstanding common stock will be subject to United States federal income tax on the disposition of our common stock.

Any gain described in the first bullet point above will be subject to United States federal income tax at the regular graduated rates. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

Exercise or Lapse of the Warrants

Upon the exercise of a warrant, a non-U.S. holder generally will not recognize gain or loss except with respect to cash received in lieu of a fractional share of common stock. If a warrant is allowed to lapse unexercised, a non-U.S. holder generally will not recognize a capital loss unless such holder is otherwise subject to United States federal income tax. The receipt of cash in lieu of a fractional share of common stock in connection with an exercise of warrants will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share, which shall generally be treated as described above under “—Sale of Common Stock or Warrants”.

Legislation Affecting Certain Non-U.S. Holders

Legislation enacted in 2010 generally imposes withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of our common stock or warrants, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons, as defined under the Code, of interests in or accounts with those entities) have been satisfied. Pursuant to published guidance from the IRS and the U.S. Treasury Department, this legislation generally applies to payments of dividends made after December 31, 2013 and payments of gross proceeds made after December 31, 2016.

Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and warrants.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock and warrants will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable income tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with payments on the common stock and warrants and the proceeds from a sale or other disposition of the common stock or warrants. Payments made in respect of the common stock and warrants to a U.S. holder must be reported to the IRS, unless such U.S. holder is an exempt recipient (as discussed below) or establishes an exemption. We must report to a non-U.S. holder and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to dividends paid a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification under penalties of perjury as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person as defined under the Code that is not an exempt recipient.

Backup withholding of U.S. federal income tax, currently at a rate of 28% may apply to payments made in respect of the common stock and warrants to beneficial holder who are not exempt recipients and who fail to provide certain identifying information (such as the holder’s taxpayer identification number) in the manner required. Generally, individuals are not exempt recipients. Compliance with the identification procedures would generally establish an exemption from backup withholding for those non-U.S. beneficial holders who are not exempt recipients. In addition, upon the sale of common stock or warrants to (or through) a broker, the broker must withhold on the gross sales proceeds at a rate of 28% unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. holder, certifies its U.S. status (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). The term “broker” generally includes all persons who, in the ordinary course of a trade or business, stand ready to effect sales made by others. These requirements generally will apply to a U.S. office of a broker, and the information reporting requirements generally will apply to a foreign office of a U.S. broker, as well as to a foreign office of a foreign broker if the broker is (i) a controlled foreign corporation within the meaning of Section 957(a) of the Code, (ii) a foreign person 50% or more of whose gross income from all sources for the 3-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the foreign broker has been in existence) was effectively connected with the conduct of a trade or business within the United States or (iii) a foreign partnership if it is engaged in a trade or business in the United States or if 50% or more of its income or capital interests are held by United States persons.

The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK OR WARRANTS, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.